EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
(Dollar amounts in thousands)	2013		2012		2011		2010		2009
Earnings available to cover fixed charges:
Income before non controlling interests, income from investments in unconsolidated entities and discontinued operations	$102,077		$58,562		$46,282		$(3,181)		$20,721
Fixed charges:
Interest expense	65,867		66,798		73,251		83,144		80,948
Capitalized interest	24,471		21,633		14,431		11,977		16,330
Fixed charges	90,338		88,431		87,682		95,121		97,278
Redeemable noncontrolling interests in income	-		-		748		1,026		1,461
Distributions of earnings net of equity from unconsolidated entities	97		1,609		1,375		1,386		528
Capitalized interest	(24,471)		(21,633)		(14,431)		(11,977)		(16,330)
Earnings available to cover net fixed charges	$168,041		$126,969		$121,656		$82,375		$103,658
Fixed charges	$90,338		$88,431		$87,682		$95,121		$97,278
Redemption related preferred stock issuance cost, net	-		-		3,771		-		-
Preferred stock dividends	3,645		3,645		7,655		11,813		11,813
Fixed charges and preferred stock dividends	$93,983		$92,076		$99,108		$106,934		$109,091
Earnings available to cover net fixed charges	$168,041		$126,969		$121,656		$82,375		$103,658
Divided by fixed charges	$90,338		$88,431		$87,682		$95,121		$97,278
Ratio of earnings to fixed charges	1.9	x	1.4	x	1.4	x	0.9	x	1.1	x
Earnings available to cover net fixed charges	$168,041		$126,969		$121,656		$82,375		$103,658
Divided by fixed charges and preferred stock dividends	$93,983		$92,076		$99,108		$106,934		$109,091
Ratio of earnings to fixed charges and preferred stock dividends	1.8	x	1.4	x	1.2	x	0.8	x	1.0	x